FORM 4

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP

Filed Pursuant to section 16(a) of the
Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(h) of
the Investment Company Act of 1940

[   ]   Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may                           (Print or Type Responses)
        continue. See Instruction 1(b).

1.  Name and Address of Reporting Person*
(Last)	Jones
(First)	A. Laurence
(Middle)
(Street)	1685 38th Street
(City)	Boulder
(State)	CO
(Zip)	80301

2.  Issuer Name and Ticker or Trading Symbol
(Issuer Name)	Exabyte Corporation
(Ticker or Trading Symbol)	EXBT

3.  I.R.S. or Social Security Number of Reporting Person, if an entity (Voluntary)
(I.D. Number)

4.  Statement for Month/Day/Year
(Month)	September
(Year)	2002

5.  If Amendment, Date of Original (Month/Year)
(Month)	August
(Year)	2002

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	(Director)
(Officer, Include title)
(10% Owner)
(Other, specify)

7.  Individual or Joint/Group Filing (Check Applicable Line)
X	Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transac-tion Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of ( D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 & 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common	06/03/02	J		63,291	A		63,291	I	See Note

FORM 4 (Continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date

Table II Continued - Derivative Securities Acquired, Disposed of or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

Amendment being filed to amend the nature of the ownership of the shares previously reported.

Shares granted by Company (for no consideration) to reporting person pursuant to a consulting arrangement between the reporting person and the Company for his services as Chairman of the Board. Stock certificate was received by reporting person in August 2002.

Shares are held by Aegis Management LLC. Reporting person is the President and Chief Executive Officer of Aegis Management LLC.

/s/ A. Laurence Jones	October 1, 2002
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

               * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

              ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
                 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:         File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.